

VIA FACSIMILE

MAIL STOP 7010

August 19, 2008

Diana L. Hassan
President and Director
Las Palmas Mobile Estates
44489 Town Center Way, #D-234
Palm Desert, California 92260-2789

RE: Preliminary Proxy Statement on Schedule 14C
**   File No. 0-52397**
**   Amended August 11, 2008**

Dear Ms. Hassan:

        We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. Please revise your proxy statement to update your unaudited interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Discussion and Analysis of AFT's Operations and Financial Condition, page 13

Results of AFT's Operations, page 14

  2. We note your response to prior comment 13. It does not appear to us that you quantified the factors that you identified as increasing your selling, general and administrative expenses from period to period. Please revise your document accordingly.

Liquidity and Capital Resources, page 16

  3. We note your disclosure of the required covenants/ratios associated with your industrial revenue bonds. Please revise your document to disclose the actual ratios at December 31, 2007 and at the most recent balance sheet date. Also, please revise your document to disclose the terms of the waiver you received, to discuss how you intend to comply with

your debt covenants in the future, and to address the potential consequences if you are unable to comply and unable to re-finance your debt or obtain additional waivers.

Financial Statements, page 68

Note 1 – Business Overview, Variable Interest Entities, page 74

4. We note your response and appreciate the additional information that you provided to prior comment 21. Please provide us the analysis that you performed to determine that M&W and FPF are variable interest entities and that AFT is the primary beneficiary.

Note 2 – Summary of Significant Accounting Policies, page 75
Revenue Recognition, pages 78 and 90

5. We note your response and revisions related to prior comment 22. Please also disclose in your notes and MD&A that revenue from installation and service work is not material for the applicable periods.

Note 7 – Financing Arrangements, page 94

6. We note your response to prior comment 24. However, it is still unclear to us how you have determined that the related debt is appropriately classified at your interim balance sheet dates. In this regard, please fully demonstrate to us how you have determined it is appropriate to present the related debt in long-term liabilities at your interim balance sheet dates. Please see SFAS 78 and EITF 86-30 for guidance. Also, please revise the notes to your annual and interim financial statements to disclose the terms of the waiver you received.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.

Please contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Dean M. Smurthwaite, Esq. (303) 777-3823